Cassidy & Associates
Attorneys at Law
9454 Wilshire Boulevard
Beverly Hills, California 90212
Email:  CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

August 12, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Form S-1 for ACCESS US OIL & GAS, INC.

Please find attached herewith for filing the instant Registration Statement on Form S-1 for Access US Oil & Gas, Inc. (the “Company”).

We look forward to receiving any comments from the Commission following its review and evaluation of the Registration Statement.  For any questions or concerns in the interim, please do not hesitate to contact Lee Cassidy, Esq. at (202) 387-5400 or me at (310) 709-4338.   In addition, we request that all electronic copies of any comment letters or other correspondence from the Commission to the Company also be forwarded to Lee Cassidy and me at lwcassidy@aol.com and tony@tonypatel.com, respectively.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates